SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Triumph Bancorp, Inc.

(Name of Subject Company (Issuer))

Triumph Bancorp, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89679E300

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Adam D. Nelson

Executive Vice President and General Counsel

Triumph Bancorp, Inc.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75221

(214) 365-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Triumph Bancorp, Inc., a Texas corporation (the “Company”), on November 7, 2022 (together with all subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $100,000,000 of its common stock, $0.01 par value per share, at a price per share of not less than $51.00 and not more than $58.00 in cash, without interest and subject to any applicable withholding taxes.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated November 7, 2022, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 4.	Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The section of the Offer to Purchase captioned “7. Conditions of the Tender Offer” is amended as follows:

•	The first paragraph of such section is hereby amended and restated to state:

“Notwithstanding any other provision of the tender offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, and the payment for, shares tendered, subject to the requirements of the Exchange Act for prompt payment for or return of shares, if at any time on or after the date of this Offer to Purchase and before the Expiration Date any of the following events shall have occurred or are reasonably determined by us to have occurred, that, in the reasonable judgment of our Board of Directors and regardless of the circumstances giving rise to such event (other than any action or omission to act by us or our affiliates), makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment:”

•	The final paragraph of such section is hereby amended and restated to state:

“Each of the conditions referred to above is for our sole benefit and may be asserted or waived by us, in whole or in part, prior to the Expiration Date. Any determination by us concerning the satisfaction of the conditions described above will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if our determinations are challenged by stockholders. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date; provided that, notwithstanding the foregoing, in the event that one or more of the events described above occurs, we will promptly notify security holders of our determination as to whether we will waive or modify the applicable condition(s) and continue the tender offer or terminate the tender offer. However, once the tender offer has expired, then all of the conditions to the tender offer must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above or otherwise elect to proceed with the tender offer despite any such conditions not being satisfied, then we may be required to extend the tender offer. Our right to terminate or amend the tender offer or to postpone the acceptance for payment of, or the purchase of and the payment for shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time at or prior to the Expiration Date shall not be affected by any subsequent event, regardless of whether such subsequent event otherwise would have resulted in the event having been “cured” or ceasing to exist.”

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

The section of the Offer to Purchase captioned “Cautionary Statement Concerning Forward-Looking Statements” is hereby amended as follows:

•	The final paragraph of such section is hereby amended and restated to state:

“The foregoing factors should not be construed as exhaustive. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.”

Item 12.	Exhibits

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Offer to Purchase, dated November 7, 2022.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 7, 2022.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 7, 2022.

(a)(1)(vi)*	Letter to Employee Stock Purchase Plan Participants, dated November 7, 2022.

(a)(1)(vii)*	Summary Advertisement, dated November 7, 2022.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the tender offer, dated November 7, 2022.

(b)	Not applicable.

(d)(i)	Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective September 30, 2014 (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(ii)	First Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective May 16, 2019 (filed as Exhibit 10.1 to Form 8-K filed on May 16, 2019, and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION

(d)(iii)	Second Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective March 16, 2021 (filed as Exhibit 10.1 to Form 8-K filed on April 27, 2021, and incorporated herein by reference).

(d)(iv)	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(v)	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.5 to Form 10-Q filed on May 5, 2016, and incorporated herein by reference).

(d)(vi)	Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.3 to Form 10-Q filed on July 19, 2019, and incorporated herein by reference).

(d)(vii)	Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.16 to Form 10-K filed on February 11, 2020, and incorporated herein by reference).

(d)(viii)	Triumph Bancorp, Inc. Senior Executive Incentive Plan, effective September 30, 2014 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(ix)	Triumph Bancorp, Inc. Employee Stock Purchase Plan, effective April 1, 2019 (filed as Annex B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 3, 2019, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

* Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2022

TRIUMPH BANCORP, INC.

By:	/s/ Adam D. Nelson
Name: Adam D. Nelson
Title: Executive Vice President and
General Counsel